T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

March 27, 2009	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

LEVON CLOSES $250,000 NON BROKERED PRIVATE PLACEMENT

Levon Resources Ltd. (the “Company”) has completed a non-brokered private placement of 5,000,000 units at a price of $0.05 per unit for a gross proceeds of $250,000.

Each unit consists of one common share and one share purchase warrant.  Each share purchase warrant is exercisable for an additional common share at 15¢ for the first year and 25¢ for the second year, expiring on March 27, 2011.

All securities issued under this private placement are subject to a four month hold period, expiring on July 27, 2009.

No finder’s fee, commission, or any other compensation has been paid or is payable.

In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than $0.30 (1st year)/$0.50 (2nd year) per share for a period of 10 consecutive trading days at any time after four months from the closing date, the Company may accelerate the expiry date of the warrants by giving notice to the holders thereof and in such case the warrants will have to be exercised within thirty one (31) days after the date of notice, otherwise the Warrants will expire.

Funds realized will primarily be used to assist the Company in its negotiations and due diligence of potential projects and acquisitions.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.